Exhibit 99 (a)(1)(G)

SOUTHWEST GEORGIA FINANCIAL CORPORATION

201 First Street SE
Moultrie, Georgia 31768

Supplement
to
Offer to Purchase for Cash
Up to 575,000 Shares of its Common Stock
at a Purchase Price
of $23.00 per Share, Net

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, OCTOBER 13, 2006, UNLESS THE OFFER IS EXTENDED.

Southwest Georgia Financial Corporation, a Georgia bank holding company (the “Company”), distributed documentation related to its offer to purchase up to 575,000 shares of its common stock, par value $1.00 per share, at a price of $23.00 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated September 15, 2006 (the “Offer to Purchase”) and related Letter of Transmittal. The Company hereby revises and supplements certain of the information set forth in the Offer to Purchase, as described in this Supplement to the Offer to Purchase (the “Supplement”).

Capitalized terms used and not defined in the Supplement have the meanings assigned to them in the Offer to Purchase. Page references set forth in the Supplement correspond to the applicable pages of the Offer to Purchase. Unless otherwise indicated in this Supplement, the terms and information set forth in the Offer to Purchase continue to apply to the Offer, and the Offer to Purchase should be read by shareholders.

The Dealer Manager and Information Agent for the Offer is:

211 Bradenton Avenue Dublin, Ohio 43017
1-877-298-6520

Any questions or requests for assistance or additional copies of this Supplement, or the Offer to Purchase, Letter of Transmittal, or Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth above. Shareholders may also contact their broker, dealer, commercial bank, trust company, or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Information Agent.

SUMMARY (pages 1 to 2)

The following information under the caption “Summary” in the Offer to Purchase has been revised and is replaced in its entirety. All other information under that caption is unaffected by this Supplement.

Summary Term Sheet

The Company is clarifying its summary of the procedure for tendering Shares and is providing the following revised summary term sheet for your convenience. It highlights certain material information contained in this Offer to Purchase, but it does not describe all of the details of the Offer to the same extent described elsewhere in the Offer to Purchase. The Company urges you to read this entire Supplement, as well as the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. References to the sections of this Offer to Purchase where you will find a more complete discussion are included.

Number of Shares
The Company will purchase up to 575,000 Shares, subject to possible increase by the number of Shares purchased from Small Lot Holders in excess of their pro rata amount in the event of an oversubscription of the Offer. See Section 1, “Terms of the Offer”.

Purchase Price	The Purchase Price of all Shares purchased will be $23.00 per Share.

How to Tender Shares
For Shares to be tendered properly pursuant to the Offer, certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received prior to 5:00 P.M., Eastern Time, on the Expiration Date by the Depositary. See Section 3, “Procedure for Tendering Shares”. Contact the Information Agent or consult your broker for assistance.

Proration
If the aggregate number of Shares properly tendered and not properly withdrawn exceeds 575,000, certain tendered Shares will be subject to proration. See Section 1, “Terms of the Offer — Proration and Calculation of Total Shares Tendered”.

Brokerage Commissions
There is no brokerage commissions for registered shareholders who tender their Shares directly to the Depositary. Shareholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender Shares through the brokers or banks and not directly to the Depositary.

Stock Transfer Tax	There is no stock transfer tax if payment of the Purchase Price is made to the registered holder of Shares.

Expiration Date	The Offer will expire on Friday, October 13, 2006, at 5:00 P.M., Eastern Time, unless the Offer is extended by the Company. See Section 14, “Extension of the Offer; Termination; Amendment”.

Payment Date
As soon as practicable after the expiration of applicable withdrawal rights, payment of the Purchase Price in cash, without interest, will be distributed to those shareholders properly tendering and not properly withdrawing their Shares.

Purpose of the Offer
The Board of Directors of the Company, with the assistance of management and outside advisors, reviewed a variety of alternatives for using the Company’s excess capital resources, including potential merger and acquisition opportunities. However, in the opinion of the Board of Directors, no appropriate opportunities that would enhance value for the Company’s shareholders were available. The Board of Directors believes that repurchasing Shares is a prudent use of the Company’s resources and an effective means of providing value to the Company’s shareholders. See Section 2, “Purpose of the Offer; Certain Effects of the Offer”.

Position of the Board of Directors
The Board of Directors has approved the Offer. However, the Board of Directors is not recommending that any shareholder tender or refrain from tendering any Shares. The Company’s executive officers and directors have indicated to the Company that they intend to tender at least 91,310 Shares and possibly up to 109,310 Shares pursuant to the Offer. See Section 10.

Withdrawal Rights
Tendered Shares may be withdrawn at any time prior to 5:00 P.M., Eastern Time, on Friday, October 13, 2006, unless the Offer is extended by the Company and such Shares are tendered after Friday, October 13, 2006. Thereafter, tenders are irrevocable, except that they may be withdrawn after 5:00 P.M., Eastern Time, on Monday, November 13, 2006, unless previously accepted for payment. See Section 4, “Withdrawal Rights”.

Small Lots
There will be no proration of Shares tendered by any shareholder owning, beneficially or of record, a Small Lot, if the shareholder validly tenders all such Shares. See Section 1, “Terms of the Offer”.

BACKGROUND AND GENERAL (pages 3 to 4)

The following information under the caption “Background and General” in the Offer to Purchase has been revised and is replaced in its entirety. All other information under that caption is unaffected by this Supplement.

Forward-Looking Statements

Information and statements contained in the Offer to Purchase are not covered by the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. However, you should not place undue reliance on forward-looking statements.

THE TENDER OFFER (pages 5 to 24)

The following information under the caption “The Tender Offer” in the Offer to Purchase has been revised. All other information under that caption is unaffected by this Supplement.

Section 1. Terms of the Offer

The information in this section of the Offer to Purchase is revised or augmented by the following:

Small Lots. The Company has revised the term “Small Lots” to mean fewer than 100 Shares. Accordingly, “Small Lot Holder” shall mean any person who owns beneficially or of record an aggregate of fewer than 100 Shares, considering all accounts and certificates representing Shares owned by or attributable to such person. All tenders of Small Lots by Small Lot Holders will be accepted for payment in full without regard to the proration, if any, of the purchase of other tendered Shares. The preference for Small Lot Holders in the event of an Oversubscription will not be available to partial tenders of such Small Lot amounts.

Priority of Purchases. The Company has revised its position on affording certain shareholders priority with respect to the purchase of their Shares in the event of an Oversubscription of the Offer. If there is an Oversubscription of the Offer - that is, more than 575,000 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date - the Company will purchase properly tendered Shares, which are not properly withdrawn prior to the Expiration Date, on the basis set forth below:

•
First, the Company will purchase all Shares tendered by Small Lot Holders who tender all the Shares they owned beneficially or of record (tenders of less than all the Shares owned by a Small Lot Holder will not qualify for this preference).

•	Second, the Company will purchase all other Shares, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares as a result of the proration.

Section 3. Procedures for Tendering Shares

The information in this section of the Offer to Purchase is revised or augmented by the following:

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. The Company is clarifying the determination of validity of the Shares tendered. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by the Company, in its reasonable discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares, and the Company’s interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. None of the Company, the Depositary, the Information Agent, or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

Section 6. Certain Conditions of the Offer

The information in this section of the Offer to Purchase is revised or augmented by the following:

The Company is clarifying its ability to not consummate the Offer in the event of the occurrence of certain conditions. To the extent that any of the following conditions is within the Company’s direct or indirect control as a result of being subject to a dispositive action or omission within the Company’s control, the Company shall not assert such condition as a basis for not consummating the Offer. The Offer shall only be conditioned upon those conditions that are outside of the control of the Company. The Company is also clarifying that the determination of the satisfaction of each of the Offer conditions will be made by the Company in its “reasonable discretion” and not the Company’s “sole judgment.”

Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase, or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance of and payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act regarding prompt payment for or return of Shares, if at any time on or after September 18, 2006 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise thereto (provided that such event is not within the Company’s direct or indirect control as a result of being subject to a dispositive action or omission within the Company’s control), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment:

•
Legal Prohibition. The Company shall not be obligated to close the Offer if there shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority, tribunal, or any other person, domestic or foreign, before any court, authority, agency, or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer, or otherwise relates in any manner to the validity of the Offer, or (ii) in the Company’s reasonable discretion, could materially and adversely affect the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries, or materially impair the contemplated benefits of the Offer to the Company.

•
Regulatory Prohibition. The Company shall not be obligated to close the Offer if there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency, or tribunal, as the case may be, that, in the Company’s reasonable discretion, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company, or (iv) materially and adversely affect the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries.

•
Material Adverse Change. The Company shall not be obligated to close the Offer if there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities, or other international or national calamity directly or indirectly involving the United States, including, but not limited to, an act of terrorism, (iv) any limitation (whether or not mandatory) by any governmental, regulatory, or administrative agency or authority on, or any event that, in the Company’s reasonable discretion, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on September 14, 2006.

•
Competing Offer. The Company shall not be obligated to close the Offer if a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination, or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced, or made by any person, or if (i) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity, or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before on September 14, 2006), or (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before on September 14, 2006 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares.

•
Change in Control. The Company shall not be obligated to close the Offer if any person, entity or group shall have filed a Notification and Report Form under the Change in Bank Control Act of 1978, as amended, or Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company.

•
Delisting or Deregistration. The Company shall not be obligated to close the Offer if the Company determines that the consummation of the Offer and the purchase of Shares may cause the Shares to be delisted from the AMEX or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (provided that such event is not within the Company's direct or indirect control as a result of being subject to a dispositive action or omission within the Company's control) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion prior to the Expiration Date. The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The Company will immediately inform shareholders of any determination by the Company concerning the events described above and the Company’s intended action(s) as a result of such event(s). In no event shall the Company allow the Offer to expire and then seek to terminate the Offer on the basis of the assertion of a condition that occurred early during the Offer period. Any determination by the Company concerning the events described above will be final and binding on all parties.

Section 12. Certain Legal Matters; Regulatory Approvals

The information in this section of the Offer to Purchase is revised or augmented by the following:

Legal Matters. The Company is clarifying that approval by the Georgia Department of Banking of the dividend by the Company’s subsidiary is a known requirement. The Company has applied to the Georgia Department of Banking and Finance for approval of the dividend payment from the Bank to the Company that the Company intends to use to pay the aggregate costs of the Offer. The Company has not yet received the approval of the Georgia Department of Banking and Finance, but expects to receive such approval prior to the Expiration Date.

Other than the approval of the dividend by the Georgia Department of Banking and Finance, the Company is not aware of any license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Company’s acquisition of Shares as contemplated herein, or of any additional approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any additional approval or additional action be required, the Company presently contemplates that such approval or other action will be sought.

The Company is unable to predict whether it might become required to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of the approval of the Georgia Department of Banking and Finance or any additional such matter, if one should arise. There can be no assurance that any additional approval or other action, if needed, would be obtained or can be taken or would be obtained or taken without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business. The Company’s obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 6, “Certain Conditions of the Offer”.

Section 14. Extension of the Offer; Termination; Amendment

The information in this section of the Offer to Purchase is revised or augmented by the following:

Extension of the Offer. The Company expressly reserves the right, in its reasonable discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6, “Certain Conditions of the Offer”, shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its reasonable discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6, “Certain Conditions of the Offer”, hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company’s reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Amendment of the Offer. Subject to compliance with applicable law, the Company further reserves the right, in its reasonable discretion, and regardless of whether any of the events set forth in Section 6, “Certain Conditions of the Offer”, shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (a) the Company increases or decreases the price to be paid for Shares, or increases or decreases the number of Shares being sought in the Offer, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice of an increase or decrease is first published, sent, or given in the manner specified in this Section 14, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday, or Federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, Eastern Time.

SOUTHWEST GEORGIA FINANCIAL CORPORATION
September 28, 2006